Terence Yap
8th Floor, Unit E, Block I
Royal Ascot Shatin
New Territories, Hong Kong

February 8, 2006

China Security & Surveillance Technology, Inc.
f/k/a Apex Wealth Enterprises Limited
Room 3505-06, 35th Floor, Edinburgh Tower, The Landmark
15 Queen's Road Central
HONG KONG

THIS AGREEMENT, dated as of February 8, 2006 is entered into by and between Terence Yap with a mailing address at 8th Floor, Unit E, Block 1, Royal Ascot, Shatin, New Territories, Hong Kong ("Consultant") and China Security & Surveillance Technology, Inc. f/k/a APEX Wealth Enterprises Limited a British Virgin Islands Corporation (the "Company').

RECITALS

WHEREAS, the Consultant desires to provide services (the "Services") set forth in Section 3 hereof to the Company and the Company desires to retain the Consultant.

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreement hereinafter set forth, the parties hereto covenant and agree as follows:

1.  Retention. The Company hereby retains the Consultant, and the Consultant agrees to be retained by the Company, to perform Services as Consultant to the Company on the terms and conditions set forth herein. The parties agree that the Consultant shall be retained by the Company as an independent contractor on a consulting basis not as an employee of the Company.

2.  Term. The term of this Agreement shall commence on the date hereof and shall end on October 31, 2006 unless terminated earlier pursuant to Section 6 hereof.

3.  Duties of Consultant. Consultant shall prepare business plans and power point presentations for the Company. Consultant's services shall he rendered at such times as the Company and Consultant shall mutually agree. The Company acknowledges that Consultant has other business and employment arrangements and Consultant shall be required to devote only such time to consulting services for the Company as shall be reasonably required to perform such services.

4.  Compensation for Services. In consideration for the consulting services rendered and to be rendered by Consultant to the Company, the Company hereby agrees to issue to Consultant one hundred thousand (100,000) shares of the Company's common stock. The Company agrees that these one hundred thousand (100,000) shares shall be restricted shares of common stock pursuant to SEC Rule 144 and as such, will bear a restrictive legend or other restrictions on transfer or resale. The one hundred thousand (100,000) shares shall be issued to the Consultant on or before 1st March, 2006.

5.  Confidentiality. Consultant acknowledges that as a consequence of its relationship with the Company. it has been and will continue to be given access to ideas, trade secrets, methods, customer information, business plans and other confidential and proprietary information of the Company (collectively. "Confidential Information"). Consultant agrees that it shall maintain in confidence, and shall not disclose directly or indirectly, to any third parties or use for any purposes (other than performance hereof), any Confidential Information for the term of this Agreement and a period of seven years thereafter, unless previously approved by the Company in writing. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Section 5 are not performed by the Consultant in accordance with their specific terms or are otherwise breached by the Consultant. It is accordingly agreed that the Company shall be entitled to any injunction or injunctions to prevent breaches of this section 5 and to enforce specifically the terms and provisions hereof in any court of the United States or any State having jurisdiction in addition to any other remedy to which they are entitled at law or in equity.

6.  Termination. This agreement shall terminate upon the earlier of:

i)Expiration of the term of the agreement or

ii)Thirty (30) days written notice by either party

7.  Compliance with Law. The Consultant agrees that in performing this Agreement, the Consultant shall comply with the applicable provisions of the Securities Act of 1933, as amended. The applicable rules and regulations of the National Association of Securities Dealers, Inc. and any other applicable federal, state or foreign laws, rules and regulations.

8.  Indemnity. The Consultant shall indemnify the Company. its directors, officers, stockholders, representatives, agents and affiliates (collectively, the "Affiliated Parties") from and against any and all losses. damages, fines, fees, penalties, deficiencies, expenses, including expenses of investigation, court costs and fees and expenses of attorneys, which the Company of its Affiliated Parties may sustain at any time resulting from, arising out of or relating to the breach or failure to comply with any of the covenants or agreements of the Consultant or its Affiliated Parties contained in this Agreement.

9.  Notices. Notices, other communications or deliveries required or permitted under this Agreement shall be in writing delivered by hand against receipt, certified mail return receipt, or reputable overnight courier to the addresses set forth or to such address as a party may designate in accordance this paragraph and shall be effective upon the earlier of:

1)	actual receipt

2)	three (3) calendar days if sent by certified mail; or one (1) day if sent by overnight courier.

A.           To the Company at:

China Security & Surveillance Technology, Inc.
flk/a Apex Wealth Enterprises Limited
Room 3505-06, 35`h Floor, Edinburgh Tower, The Landmark
15 Queen's Road Central
HONG KONG

B.            To the Consultant at:

Terence Yap
8th Floor, Unit E, Block 1
Royal Ascot Shatin
New Territories, Hong Kong

10.  Applicable Law. This agreement shall be governed by the internal laws of the British Islands without regard to its conflict of law provisions.

11.  Miscellaneous. This Agreement shall supersede all other agreements, whether written or oral, between the parties hereto relating to the subject matter hereof, including, but not limited to, the consulting agreement dated as of November 1, 2005 by and between the Company and Consultant.

If the foregoing sets forth your understanding of our agreement, kindly indicate your agreement by signing on the space provided below.

Very truly yours,

/s/ Terence Yap
Terence Yap. Consultant

China Security & Surveillance Technology, Inc.
f/k/a APEX Wealth Enterprises Limited

By: /s/ Guoshen Tu
Guoshen Tu, CEO & Chairman